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Direct Dial Number 202-636-5592	E-mail Address Steven.Grigoriou@stblaw.com

January 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig and Raymond Be

Re:	Midcap Financial Investment Corporation

Registration Statement on Form N-14 (File No. 333-275640)

Dear Ms. Fettig and Mr. Be:

On behalf of Midcap Financial Investment Corporation (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) the Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form N-14 filed with the SEC on November 17, 2023 (the “Registration Statement”) by the Fund and are providing the following responses to comments received by telephone from the Staff on December 15, 2023 and December 19, 2023. The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

Accounting Comments

1.

Comment: On page 2 of the Registration Statement in the section titled “About this Document,” please insert a heading titled “Supplemental Financial Information” before the fifth paragraph, which discusses the supplemental financial information required by Item 6-11 of Regulation S-X.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly, on page 2 of Amendment No. 1.

2.

Comment: On page 2 of the Registration Statement in the section titled “About this Document,” the disclosure states, “MFIC, AFT and AIF have determined that the mergers would not result in a material change in MFIC’s, AFT’s and AIF’s investment portfolio due to investment restrictions.” Please confirm if there will be any repositioning in connection with the Mergers. Also, please confirm if the AFT and AIF investments that will be transferred to MFIC as a result of the Mergers will be “qualifying assets” for BDC purposes? If the investments are “non-qualifying assets,” would these investments represent more than 30% of MFIC’s total assets?

Securities and Exchange Commission	January 16, 2024

Response: The Fund respectfully notes that there will be no repositioning of the investment portfolio of MFIC, AFT or AIF in connection with the Mergers other than any repositioning in the ordinary course. As of September 30, 2023, MFIC’s portfolio consisted of approximately 93% of qualifying assets. Based on analyses of the AFT and AIF portfolios, the Fund respectfully notes that the merged portfolios would not result in a material change in portfolios due to investment restrictions. If both the AFT Mergers and AIF Mergers were to be consummated, MFIC’s portfolio would consist of approximately 86% of qualifying assets. In addition, any changes to the investment portfolio will be conducted in the ordinary course and would not affect the Fund’s compliance with the “qualifying assets” test for a BDC.

3.

Comment: With respect to the fifth paragraph of the response to the question on page 3 titled “Q: Why am I receiving these materials?,” the disclosure states “MFIC Adviser believes that the Mergers will be in the best interests of MFIC Stockholders, AFT Stockholders and AIF Stockholders for the following reasons, among others: … (ii) the expected accretion to net investment income per share via cost savings through operational synergies....” Please explain how the Mergers will result in cost savings for AFT Stockholders and AIF Stockholders when AFT and AIF will have increased costs after the Mergers based on the fees and expenses table in the Registration Statement.

Response: In response to the Staff’s comments, the Fund has revised the disclosure accordingly, including for example on page 14 of Amendment No. 1 to explain why MFIC Adviser, AFT Adviser and AIF Adviser, as applicable, believe the Mergers are in the best interests of the MFIC Stockholders, AFT Stockholders and AIF Stockholders.

4.

Comment: The answer to the second question on page 11, and in disclosure throughout the Registration Statement, indicates that MFIC Adviser will reimburse MFIC, AFT and AIF “up to a specified amount.” Please revise the disclosure to state the actual maximum amount that MFIC Adviser will reimburse each of MFIC, AFT and AIF.

Response: In response to the Staff’s comments, the Fund has revised the disclosure accordingly, including for example on page 12 of Amendment No. 1.

5.

Comment: With respect to the response to the question on page 15 titled “Q: Who is responsible for paying the expenses relating to completing the Mergers?,” please confirm if the total cost of the Mergers is approximately $7,234,111. Also, the disclosure states that AFT and AIF will bear expenses of approximately $477,813 and $419,780, respectively, if the Mergers are not consummated. Please clarify if the expense figures for AFT and AIF take into account the $375,000 reimbursement that MFIC Adviser will pay each of AFT and AIF if the AFT Mergers or AIF Mergers are not consummated.

Response: In response to the Staff’s comment, the Fund respectfully confirms that it expects (i) the total cost of the Mergers to be approximately $7,235,000 and (ii) AFT and AIF to bear expenses of approximately $478,000 and $420,000, respectively, if the Mergers are not consummated. The Fund also confirms that the estimated expenses that AFT or AIF will bear in the event that the applicable Mergers are not consummated takes into account the reimbursement by MFIC Adviser. Moreover, in response to the Staff’s comment, the Fund has revised the disclosure accordingly, including for example on page 18 of Amendment No. 1.

Securities and Exchange Commission	January 16, 2024

6.

Comment: With respect to the response to the question on page 15 titled “Q: If I’m an MFIC Stockholder, will my expenses increase as a result of the Mergers?,” please update the disclosure to state that “As a result, the terms of the management fee and incentive fee will continue to be the same under the MFIC Advisory Agreement.”

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 18 of Amendment No. 1.

7.

Comment: With respect to the response to the question on pages 15-16 titled “Q: If I’m a AFT Stockholder or AIF Stockholder, will my expenses increase as a result of the Mergers?,” please include disclosure with respect to MFIC’s income incentive fee and capital gains incentive fee.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 18 of Amendment No. 1.

8.

Comment: With respect to the response to the question on pages 15-16 titled “Q: If I’m a AFT Stockholder or AIF Stockholder, will my expenses increase as a result of the Mergers?,” when comparing the base management fees please also describe the differences in such base fee calculations (e.g., based on net assets versus managed assets).

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 18 of Amendment No. 1.

9.

Comment: With respect to the response to the question on page 16 titled “Q: What are the pro forma costs and expenses estimated to be incurred by the combined company in the first year following completion of the Mergers?,” please revise footnotes 1-3 of the fee table to state that the closing of the AFT Mergers are not contingent on the closing of the AIF Mergers, and vice versa.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 19 of Amendment No. 1.

10.

Comment: With respect to footnote 5 of the table in the response to the question on page 16 titled “Q: What are the pro forma costs and expenses estimated to be incurred by the combined company in the first year following completion of the Mergers?”, which states that the MFIC Special Distribution was excluded from the pro forma calculation, please (i) explain in correspondence why that approach was taken, (ii) confirm in correspondence who would be paying the AFT Stockholder Payment and AIF Stockholder Payment, and (iii) consider providing clarifying disclosure.

Response: In response to the Staff’s comment, the Fund respectfully notes that (i) the MFIC Special Distribution was excluded from such pro forma calculation as such distribution would affect the net assets of the Fund and (ii) MFIC Adviser (outside of the Fund) would pay the AFT Stockholder Payment and AIF Stockholder Payment directly to the AFT Stockholders and AIF Stockholders, respectively. In addition, the Fund has revised the disclosure accordingly in response to the comment in clause (iii) above, on page 19 of Amendment No. 1.

11.

Comment: With respect to the response to the question on page 16 titled “Q: What are the pro forma costs and expenses estimated to be incurred by the combined company in the first year following completion of the Mergers?”, please revise footnote 5 to the table (i) to clarify that any expenses relating to the Mergers are not included in the pro forma calculations because MFIC Adviser will pay the expenses if the Mergers occur and (ii) to state that the pro forma calculations assume that the AFT Mergers and AIF Mergers, as the case may be, will occur.

Securities and Exchange Commission	January 16, 2024

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, on page 19 of Amendment No. 1.

12.

Comment: With respect to the response to the question on page 18 titled “Q: How does the investment strategy of AFT and AIF differ from that of MFIC and what investment strategy changes are expected to occur in connection with the Mergers?”, please confirm if the differences in MFIC’s, AFT’s and AIF’s investment strategies are disclosed in the Registration Statement. If not, please include a narrative summary or comparison discussing the differences between MFIC’s, AFT’s and AIF’s investment strategies.

Response: In response to the Staff’s comment, the Fund has revised the disclosure to include a narrative summary discussing the differences between MFIC’s, AFT’s and AIF’s investment strategies on pages 22 of Amendment No. 1.

13.

Comment: The second to last paragraph on page 37 of the Registration Statement states “The AFT Special Committee also considered the similarities and differences in the types and characteristics of assets in the MFIC and AFT portfolios.” Please elaborate this disclosure by highlighting the similarities and differences in the types and characteristics of assets in the MFIC and AFT portfolios.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, on page 23 of Amendment No. 1.

14.

Comment: The second to last paragraph on page 38 of the Registration Statement states “The AIF Special Committee also considered the similarities and differences in the types and characteristics of assets in the MFIC and AIF portfolios.” Please elaborate this disclosure by highlighting the similarities and differences in the types and characteristics of assets in the MFIC and AIF portfolios.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, on page 23 of Amendment No. 1.

15.	Comment: Please narratively summarize and compare MFIC’s, AFT’s and AIF’s risk factors.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 47-52 of Amendment No. 1.

16.	Comment: In the lead-in narrative to the “Risk Factors” section on page 40 of the Registration Statement, please confirm the file numbers and hyperlinks for AFT and AIF are correct.

Response: In response to the Staff’s comment, the Fund has ensured that the file numbers and hyperlinks are correct.

17.

Comment: With respect to the risk factor on pages 41-42 titled “Sales of shares of MFIC Common Stock after the completion of the Mergers may cause the trading price of MFIC Common Stock to decline”, please confirm and specify if the pro forma ownership percentages assume that both the AFT Mergers and AIF Mergers are consummated.

Securities and Exchange Commission	January 16, 2024

Response: In response to the Staff’s comment, the Fund confirms that the pro forma ownership percentages assume that both the AFT Mergers and AIF Mergers are consummated. Moreover, the Fund has revised the disclosure accordingly on page 53 of Amendment No. 1.

18.	Comment: Please confirm in correspondence that the fees presented in the “Comparative Fees and Expenses” table on page 47 represent current fees in accordance with Item 3 of Form N-14.

Response: In response to the Staff’s comment, the Fund respectfully confirms that the fees presented represent current fees in accordance with Item 3 of Form N-14.

19.	Comment: Please revise footnotes 10-12 to the “Comparative Fees and Expenses” table to clarify that the closing of the AFT Mergers are not contingent on the closing of the AIF Mergers, and vice versa.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 62-63 of Amendment No. 1.

20.

Comment: In connection with the Mergers, the Registration Statement notes that AFT’s and AIF’s debt will be paid off in connection with the closings of the Mergers. Please confirm in correspondence if the payment of AFT’s and AIF’s debt is taken into account in the pro forma columns of the “Comparative Fees and Expenses” table and “Capitalization” table on pages 47 and 54, respectively, of the Registration Statement.

Response: In response to the Staff’s comment, the Fund respectfully confirms that the pro forma information takes into account the repayment of AFT’s and AIF’s debt in connection with the closings of the Mergers. The pro forma calculations also take into account the expectation that MFIC will borrow under its senior secured credit facility in order to repay AFT’s and AIF’s debt. In addition, the Fund has revised the disclosure accordingly on pages 67-68 of Amendment No. 1.

21.	Comment: With respect to footnote 5 to the “Comparative Fees and Expenses” table on page 48, please confirm the file numbers and hyperlinks for AFT and AIF are accurate.

Response: In response to the Staff’s comment, the Fund has ensured that the file numbers and hyperlinks are correct.

22.	Comment: With respect to footnote 6 to the “Comparative Fees and Expenses” table on pages 48-49, please include disclosure explaining the calculation of MFIC’s capital gains incentive fee.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 61-62 of Amendment No. 1.

23.

Comment: With respect to footnote 7 to the “Comparative Fees and Expenses” table on pages 49-50, the disclosure states “As of September 30, 2023, MFIC had $1,434,497,000 in borrowings outstanding, consisting of $962,859,000 outstanding under MFIC’s senior secured credit facility, $350,000,000 aggregate principal amount of its 2025 Notes and $125,000,000 aggregate principal amount of its 2026 Notes.” Please confirm these values are correct.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly to note that MFIC had $1,437,859,000 in borrowings outstanding as of September 30, 2023.

Securities and Exchange Commission	January 16, 2024

24.

Comment: With respect to footnote 8 to the “Comparative Fees and Expenses” table on page 50, please revise the disclosure to note that MFIC’s “Other expenses” calculations are based upon estimated amounts.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 62 of Amendment No. 1.

25.

Comment: With respect to footnote 8 to the “Comparative Fees and Expenses” table on page 50, please delete, if appropriate, the last statement in the second paragraph that notes the offering expenses are included in AFT’s and AIF’s “Other expenses” calculations.

Response: In response to the Staff’s comment, the Fund has deleted such statement.

26.

Comment: With respect to the last sentence of footnote 9 to the “Comparative Fees and Expenses” table on page 50, please remove the last sentence with respect to MFIC or include similar disclosure for AFT and AIF.

Response: In response to the Staff’s comment, the Fund has removed the last sentence of footnote 9 on page 62 of Amendment No. 1.

27.

Comment: On page 50 of the Registration Statement in the section titled “Examples,” the disclosure states “the combined company holds no cash or liabilities other than debt.” Please provide in correspondence the source and rationale for such statement.

Response: In response to the Staff’s comment, the Fund has deleted the referenced statement.

28.

Comment: On page 50 of the Registration Statement in the section titled “Examples,” the disclosure states “You would pay the following expenses on a $1,000 investment: MFIC, assuming a 5% annual return (assumes no return from net realized capital gains).” The calculation appears to be calculated using the amount in the fee table for MFIC, which seems to be only income incentive fee. Please confirm in correspondence if this calculation includes both MFIC’s income incentive fee and capital gains incentive fee.

Response: In response to the Staff’s comment, the Fund respectfully confirms that such calculation reflects both the income incentive fee and capital gains incentive fee set forth in the fee table. The Fund also confirms that MFIC did not pay any capital gains incentive fee because MFIC has realized and unrealized losses that would preclude MFIC from paying any such fees based on a 5% annual return.

29.

Comment: On page 50 of the Registration Statement in the section titled “Examples,” the disclosure states “You would pay the following expenses on a $1,000 investment: MFIC, assuming a 5% annual return (assumes return entirely from realized capital gains)”. Please confirm in correspondence why these values are blank.

Response: In response to the Staff’s comment, the Fund respectfully confirms that such values are blank because MFIC does not expect to pay any capital gains fee assuming a 5% return because MFIC has realized and unrealized losses that would prohibit MFIC from paying any such fees based on a 5% annual return.

Securities and Exchange Commission	January 16, 2024

30.	Comment: In the first paragraph on page 53 of the Registration Statement, please confirm the file numbers and hyperlinks for AFT and AIF are correct.

Response: In response to the Staff’s comment, the Fund has ensured that the file numbers and hyperlinks are correct.

31.

Comment: On page 54 of the Registration Statement in the section titled “Capitalization,” please update the date of the capitalization table to within 30 days of filing the Registration Statement or confirm in correspondence that there are no material changes to capitalization since the date presented.

Response: In response to the Staff’s comment, the Fund has revised the capitalization table to within 30 days of the filing date.

32.

Comment: With respect to footnote 1 to the “Capitalization” table on page 54, the disclosure states “Pro forma adjustments reflect the combined impact of estimated expenses and distributions expected to be incurred by MFIC, AFT and/or AIF related only to completing the Mergers, if consummated.” Please explain numerically in footnote 1 what the adjustments include.

Response: In response to the Staff’s comment, the Fund has revised footnote 1 to the “Capitalization” table to numerically explain the pro forma adjustments.

33.

Comment: Please revise footnotes 5-7 to the “Capitalization” table to state that (i) the closing of the AFT Mergers are not contingent on the closing of the AIF Mergers, and vice versa and (ii) the pro forma information set forth takes into account the repayment of AFT’s and AIF’s debt in connection with the closings of the Mergers.

Response: In response to the Staff’s comment, the Fund has revised footnotes 5-7 to the “Capitalization” table.

34.

Comment: In the “Reasons for the Mergers” section beginning on page 70 of the Registration Statement, please confirm in correspondence if the MFIC Board, AFT Board, AIF Board, MFIC Special Committee, AFT Special Committee or AIF Special Committee considered any benefits to MFIC Adviser, such as increased incentive fees. If so, please include relevant disclosure.

Response: In response to the Staff’s comment, the Fund respectfully confirms that in accordance with its fiduciary duties, the respective board of directors and special committee thereof evaluated whether the Mergers would be in the best interests of the respective stockholders as opposed to any potential benefits to MFIC Adviser. Accordingly, the Fund does not believe any additional disclosure is necessary.

35.

Comment: With respect to the first bullet point titled “No Adverse Impact on Regulatory Obligations” on page 73 of the Registration Statement, please confirm if the MFIC Special Committee and the MFIC Board discussed qualifying and non-qualifying assets. If so, please include relevant disclosure.

Response: In response to the Staff’s comment, the Fund confirms that the MFIC Special Committee and MFIC Board discussed qualifying and non-qualifying assets and has revised the disclosure accordingly on page 87 of Amendment No. 1.

Securities and Exchange Commission	January 16, 2024

36.

Comment: With respect to the first bullet point titled “Increased Scale, Increased Analyst Coverage and Improved Secondary market Liquidity” on page 75 of the Registration Statement, the disclosure states “By comparison, AFT had total assets of approximately $334,529,059 and a net asset value of approximately $211,608,913 as of September 30, 2023.” Please confirm these values are correct for AFT.

Response: In response to the Staff’s comment, the Fund has revised the disclosure on page 89 of Amendment No. 1 to state that AFT had total assets of approximately $368,273,239 and a net asset value of approximately $234,316,061 as of September 30, 2023.

37.

Comment: With respect to the last bullet point titled “Increased Scale, Increased Analyst Coverage and Improved Secondary market Liquidity” on page 79 of the Registration Statement, the disclosure states “By comparison, AIF had total assets of approximately $368,273,239 and a net asset value of approximately $234,316,061 as of September 30, 2023.” Please confirm these values are correct for AIF.

Response: In response to the Staff’s comment, the Fund has revised the disclosure on page 94 of Amendment No. 1 to state that AIF had total assets of approximately $334,529,059 and a net asset value of approximately $211,608,913 as of September 30, 2023.

38.

Comment: In the “Pro Forma Projections” section beginning on page 85 of the Registration Statement, please confirm in correspondence that the expected timeline to reposition AFT’s and/or AIF’s investment portfolios into investments with similar characteristics as MFIC’s will occur in the ordinary course of business.

Response: In response to the Staff’s comment, the Fund respectfully confirms that any changes to either AFT’s or AIF’s investment portfolios will occur in the ordinary course of business.

39.

Comment: The second paragraph on page 121 of the Registration Statement states “Each of AFT and MFIC will use the portfolio valuation policies and procedures approved by the AFT Board or the MFIC Board.” In connection with the Mergers, and to the extent there are any differences in the valuation policies of MFIC and AFT, please confirm in correspondence whether any such differences cause an adjustment on the AFT Merger date.

Response: In response to the Staff’s comment, the Fund respectfully confirms that no adjustments would be required as a result of any differences in the valuation policies of MFIC and AFT.

40.

Comment: The second paragraph on page 142 of the Registration Statement states “Each of AIF and MFIC will use the portfolio valuation policies and procedures approved by the AIF Board or the MFIC Board.” In connection with the Mergers, please confirm if there will be any differences in the valuation policies for MFIC and AIF that would cause an adjustment to the AIF Merger date.

Response: In response to the Staff’s comment, the Fund respectfully confirms that no adjustments would be required as a result of any differences in the valuation policies of MFIC and AIF.

41.

Comment: With respect to the “Expenses and Fees” sections on pages 140 and 161 of the Registration Statement, please confirm if the AFT Side Letter Agreement and AIF Side Letter Agreement should be disclosed in these sections.

Securities and Exchange Commission	January 16, 2024

Response: In response to the Staff’s comment, the Fund has revised the disclosure to include a cross reference to the disclosure with respect to the AFT Side Letter Agreement and AIF Side Letter Agreement.

42.

Comment: Please file the MFIC Side Letter Agreement, AFT Side Letter Agreement and AIF Side Letter Agreements referenced on pages 162, 163 and 164, respectively, of the Registration Statement as exhibits to Amendment No. 1.

Response: In response to the Staff’s comment, the Fund has filed the MFIC Side Letter Agreement, AFT Side Letter Agreement and AIF Side Letter Agreements as exhibits to Amendment No. 1.

43.

Comment: With respect to the second paragraph of the “Description of the MFIC Side Letter Agreement” on page 162 of the Registration Statement, the disclosure states “However, if both the AIF Merger Agreement and the AFT Merger Agreement are terminated pursuant to the terms thereof, MFIC Adviser will reimburse MFIC, in an aggregate amount not to exceed $375,000.” Please confirm if this disclosure should be revised to state “either” instead of “both.”

Response: In response to the Staff’s comment, the Fund respectfully confirms that the referenced disclosure is accurate.

44.	Comment: On page 165 of the Registration Statement, please confirm if assets acquired are measured at the fair value of consideration transferred or fair value of assets acquired?

Response: In response to the Staff’s comment, the Fund respectfully confirms that assets acquired are measured at the fair value of consideration transferred. However, the Fund notes that since this Merger is a NAV-for-NAV transfer, the consideration transferred should approximate fair value of assets acquired.

45.	Comment: On page 165 of the Registration Statement, please explain if any day one unrealized gains or losses will result from the acquisition?

Response: In response to the Staff’s comment, the Fund respectfully confirms that no day one unrealized gains or losses will result from the acquisition.

46.

Comment: On page 165 of the Registration Statement, please (i) confirm that any unrealized gains will be included as a separate line item on the statement of operations and (ii) include a reference to the note describing the unrealized gain and that the gain is not subject to incentive fee calculations.

Response: In response to the Staff’s comment, the Fund respectfully confirms that unrealized gains will not be included as a separate line item on the statement of operations because the Fund does not have any unrealized gains. Also, the Fund respectfully declines to include a reference describing unrealized gains or stating that the gain is not subject to incentive fee calculations because no unrealized gains or losses will result from the acquisition.

47.

Comment: Please confirm that the “Financial Highlights of MFIC” table on page 199 of the Registration Statement will include a footnote for the net gains and losses per share explaining the unrealized gains related to the Mergers.

Response: In response to the Staff’s comment, the Fund respectfully declines to include a footnote for the net gains and losses per share because the Fund will not have any unrealized gains related to the Mergers.

Securities and Exchange Commission	January 16, 2024

48.

Comment: With respect to the MFIC “Share Price Information” disclosure on page 184 of the Registration Statement, please ensure that all relevant disclosure as required by Item 8.5(d) of Form N-2 is included.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 198-199 of Amendment No. 1.

49.

Comment: With respect to the AFT “Share Price Information” disclosure on page 185 of the Registration Statement, please ensure that all relevant disclosure as required by Item 8.5(d) of Form N-2 is included.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 200 of Amendment No. 1.

50.

Comment: With respect to the AIF “Share Price Information” disclosure on page 186 of the Registration Statement, please ensure that all relevant disclosure as required by Item 8.5(d) of Form N-2 is included.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 201 of Amendment No. 1.

51.	Comment: Please confirm that the Fund will file updated auditor consents as exhibits to the Amendment No. 1 filing.

Response: In response to the Staff’s comment, updated auditor consents have been included as exhibits to the Amendment No. 1 filing.

52.

Comment: Please ensure that the consents of Deloitte & Touche LLP (“Deloitte”) and PricewaterhouseCoopers LLP (“PwC”) filed as Exhibits 14(a) and 14(b), respectively, to the Registration Statement authorize the use of Deloitte’s and PwC’s name in respect of each instance in which their name is referenced.

Response: In response to the Staff’s comment, the Fund confirms that Deloitte’s updated consent that has been filed as Exhibit 14(a) to Amendment No. 1 has been revised accordingly. The Fund also confirms that PwC’s consent authorizes the use of PwC’s name in the sections referenced in such consent.

53.

Comment: The PwC consent filed as Exhibit 14(b) to the Registration Statement notes that PwC consents to the inclusion of its report related to the financial statements and senior securities table. Please confirm if PwC has a separate report of the senior securities table.

Response: In response to the Staff’s comment, the Fund confirms that PwC’s report on the senior securities table is included in its report referenced in Exhibit 14(b), which report covers both the financial statements and the senior securities table.

54.

Comment: The Deloitte consent filed as Exhibit 14(a) to the Registration Statement references consolidated financial statements and consolidated financial highlights of MFIC. Please confirm if Deloitte issued an opinion on MFIC’s consolidated financial statements.

Response: In response to the Staff’s comment, the Fund confirms that the updated auditor consent of Deloitte that has been filed as an exhibit to Amendment No. 1 has been revised accordingly.

Securities and Exchange Commission	January 16, 2024

55.

Comment: With respect to the second column of the “Financial Highlights” table beginning on page 199 of the Registration Statement, please revise the name of the column from “Year Ended December 31, 2022” to “Nine Months Ended December 31, 2022.”

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 214-215 of Amendment No. 1.

56.

Comment: In the lead-in narrative to the senior securities table of MFIC on page 202 of the Registration Statement, the disclosure states that Deloitte’s report on the senior securities table “will be included in a future pre-effective amendment.” Please confirm if Deloitte is including a new report on the senior securities table with Amendment No. 1.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 217 of Amendment No. 1 to clarify that Deloitte’s report on the senior securities table is incorporated by reference.

57.

Comment: With respect to the “Portfolio Companies of MFIC” table beginning on page 205 of the Registration Statement, please ensure that all relevant disclosure as required by Item 8.6(a) of Form N-2 is included.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 221-237 of Amendment No. 1.

58.

Comment: With respect to footnote 4 to the “Portfolio Companies of MFIC” table on page 216 of the Registration Statement, please confirm if the Fund is required to include the disclosure required by Instruction 1.2 of Item 8.6(a) of Form N-2 for ChyronHego Corporation.

Response: In response to the Staff’s comment, the Fund has revised the disclosure on page 237 of Amendment No. 1 to include the disclosure required by Instruction 1.2 of Item 8.6(a) of Form N-2 for ChyronHego Corporation.

59.	Comment: In the section titled “Financial Highlights of AFT” on page 221 of the Registration Statement, please provide AFT’s financial highlights for the prior ten years.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 242-243 of Amendment No. 1 to include AFT’s financial highlights for the prior ten years.

60.	Comment: In the section titled “Financial Highlights of AIF” on page 228 of the Registration Statement, please provide AIF’s financial highlights for the prior ten years.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 250-251 of Amendment No. 1 to include AFT’s financial highlights for the prior ten years.

61.

Comment: In the section titled “Financial Highlights of AFT” on page 221 of the Registration Statement, please ensure that all relevant disclosure as required by Instruction 2 of Item 4.1 of Form N-2 is included.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 242-243 of Amendment No. 1.

Securities and Exchange Commission	January 16, 2024

62.

Comment: In the section titled “Financial Highlights of AIF” on page 228 of the Registration Statement, please ensure that all relevant disclosure as required by Instruction 2 of Item 4.1 of Form N-2 is included.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 250-251 of Amendment No. 1.

63.

Comment: With respect to the senior securities table of AFT on page 223 of the Registration Statement, it appears that AFT’s asset coverage is below the 300% asset coverage requirement. Please explain how AFT has complied with the requirements of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: Pursuant to Section 18(a)(1)(A) of the 1940 Act, AFT cannot have an asset coverage ratio of less than 300% immediately after the issuance/incurrence of such debt. Generally, closed-end funds cannot declare dividends unless they have a minimum asset coverage ratio of 300%, except that Section 18(g) carves out the dividend prohibition for bank debt. AFT has bank debt as its only source of leverage and, therefore, has not been prohibited from issuing dividends.

64.

Comment: With respect to the senior securities table of AIF on page 230 of the Registration Statement, it appears that AIF’s asset coverage is below the 300% asset coverage requirement. Please explain how AIF has complied with the requirements of Section 18 of the 1940 Act.

Response: Pursuant to Section 18(a)(1)(A) of the 1940 Act, AIF cannot have an asset coverage ratio of less than 300% immediately after the issuance/incurrence of such debt. Generally, closed-end funds cannot declare dividends unless they have a minimum asset coverage ratio of 300%, except that Section 18(g) carves out the dividend prohibition for bank debt. AIF has bank debt as its only source of leverage and, therefore, has not been prohibited from issuing dividends.

65.	Comment: Please confirm if MFIC’s financial statements as of December 31, 2022 were consolidated and update the disclosure as appropriate.

Response: In response to the Staff’s comment, the Fund confirms that MFIC’s financial statements as of December 31, 2022 were unconsolidated. The Fund has revised the disclosure accordingly on page 214 of Amendment No. 1.

66.

Comment: Please revise the disclosure in the third and fourth paragraphs on page 270 of the Registration Statement to state that the consolidated financial statements of AFT and AIF, respectively, only present one year of financial statements.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 293 of Amendment No. 1.

67.

Comment: Please confirm if the consolidated financial statements of Merx Aviation Finance, LLC and its subsidiaries, which are referenced on page 270 of the Registration Statement, are as of March 31, 2022 or December 31, 2022.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly to note that the financial statements of Merx Aviation Finance, LLC are as of March 31, 2022.

Securities and Exchange Commission	January 16, 2024

68.

Comment: Please confirm if the consolidated financial statements of Merx Aviation Finance, LLC and its subsidiaries (“Merx Aviation”), which are referenced on page 270 of the Registration Statement, were included in MFIC’s Transition Report on Form 10-KT for the transition period from April 1, 2022 to December 31, 2022 or if the reference in the Registration Statement should be to the actual document that included the financial statements of Merx Aviation.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly to reference the Fund’s Annual Report on Form 10-K for the fiscal year ended March 31, 2022.

Legal Comments

69.	Comment: We note that the Registration Statement included placeholders for certain information. Please ensure that all information is included in a future pre-effective amendment.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly in Amendment No. 1 and also confirms that all remaining information will be included in a future pre-effective amendment.

70.

Comment: Please add disclosure to the MFIC Shareholder Letter, AFT Shareholder Letter and AIF Shareholder Letter clarifying that the closing of the AFT Mergers are not contingent on the closing of the AIF Mergers, and vice versa.

Response: In response to the Staff’s comment, the Fund has revised the MFIC Shareholder Letter, AFT Shareholder Letter and AIF Shareholder Letter accordingly in Amendment No. 1.

71.

Comment: With respect to each of the MFIC Shareholder Letter, AFT Shareholder Letter and AIF Shareholder Letter, please confirm in correspondence who is paying the AFT Stockholder Payment and the AIF Stockholder Payment.

Response: In response to the Staff’s comment, the Fund confirms that MFIC Adviser will pay the AFT Stockholder Payment directly to AFT Stockholders and the AIF Stockholder Payment directly to AIF Stockholders. Accordingly, the AFT Stockholder Payment will not be made by or through AFT, and the AIF Stockholder Payment will not be made by or through AIF. The Fund has revised the MFIC Shareholder Letter, AFT Shareholder Letter and AIF Shareholder Letter accordingly in Amendment No. 1.

72.	Comment: Please clarify if the tax treatment of the AFT Stockholder Payment and the AIF Stockholder Payment will be determined at any point.

Response: The tax disclosure reflects uncertainty under current law and discloses the position that MFIC intends to take when reporting the AFT Special Payment and the AIF Special Payment. In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 185 of Amendment No. 1.

73.

Comment: With respect to the section titled “About this Document” beginning on page 2 of the Registration Statement, the descriptions of the Mergers are filled with excessive legal details and do not clearly and concisely describe the proposed Mergers. Please review and revise the disclosure consistent with General Instruction F of Form N-14.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 1 of Amendment No. 1.

74.

Comment: Item 3 of Form N-14 requires a clear and concise synopsis including a discussion, highlighting differences, of the key features of the transaction, including a comparison of: 1. investment objectives and policies; 2. distribution and purchase procedures and exchange rights; 3. redemption procedures; and 4. any other significant considerations, as applicable. Please revise the disclosure throughout the Registration Statement, as appropriate.

Securities and Exchange Commission	January 16, 2024

Please note that such Item 3 of Form N-14 comparisons cannot be incorporated by reference under General Instruction G of Form N-14. In particular, please highlight any differences in the character of the investments in which MFIC invests, as opposed to AFT and/or AIF, if any, and how the investments made by AFT Stockholders and AIF Stockholders will change as a result of the proposed Mergers. For example, clarify that all of the portfolios are similar with respect to loan types (e.g., fixed vs floating), industry/geographic metrics, and loan risk levels.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on pages 22-25 of Amendment No. 1.

75.

Comment: With respect to the response to the question on page 13 titled “Q: What is the difference between a closed-end management investment company and a business development company?,” please revise the disclosure to address the material differences between closed-end management investment companies and business development companies more completely and candidly.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 15 of Amendment No. 1.

76.

Comment: With respect to the response to the question on pages 15-16 titled “Q: If I’m a AFT Stockholder or AIF Stockholder, will my expenses increase as a result of the Mergers?,” please revise the first sentence of this response to state that AFT Stockholders and AIF Stockholders expenses will likely increase. Please also highlight that MFIC charges an incentive fee that currently isn’t applicable to AFT and AIF and briefly explain how the incentive fee works.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 18-19 of Amendment No. 1.

77.

Comment: With respect to the second bullet point in the section titled “Risks Relating to the Mergers” on page 30 of the Registration Statement, the disclosure refers to “estimated cost savings” without referencing the increase in costs associated with former AFT and AIF investors. Please revise as appropriate.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 36 of Amendment No. 1.

78.

Comment: In the section titled “Reasons for the Mergers” on page 35 of the Registration Statement, please clarify the reference to “cost savings through operational synergies”, given the anticipated increase in pro forma costs. Please also confirm in correspondence or revised disclosure any negative factors that the AFT Board, AFT Special Committee, AIF Board or AIF Special Committee considered, such as the increase in base and incentive fees and how they considered them in connection with their decision.

Response: The Fund expects that the Mergers could result in the elimination of certain redundant professional services and other corporate expenses that would otherwise be borne by each of MFIC, AFT and AIF on a standalone basis, and thus permit MFIC, AFT and AIF to recognize certain cost savings related to these types of expenses. The Fund has revised the disclosure to clarify this point.

The AFT Board, AFT Special Committee, AIF Board and AIF Special Committee considered various “negative” factors related to the Mergers, including the post-closing increase in base and incentive fees that would be borne by AFT Stockholders and AIF Stockholders, respectively. The Fund respectfully notes that disclosure on this point has already been included in the sections titled

Securities and Exchange Commission	January 16, 2024

“The Mergers—Reasons for the Mergers—AFT—Other Considerations” and “The Mergers—Reasons for the Mergers—AIF—Other Considerations”. The Fund also respectfully notes that the sections titled “Reasons for the Mergers—AFT” and “Reasons for the Mergers—AIF” cross-reference the section titled “The Mergers—Reasons for the Mergers” for a further discussion of the material factors considered by the AFT Board, AFT Special Committee, AIF Board and AIF Special Committee, and thus incorporate the corresponding disclosure by reference.

79.

Comment: Please consider adding a Q&A addressing the primary business or legal drivers behind the Mergers. In this regard it is unclear what the strategic rationale is for entering into the transactions and what opportunities and risks they present.

For example, we note the reference to “the potential to deploy additional leverage on the acquired investment portfolio in investments that MFIC expects will be higher yielding.” If leveraging the closed end fund portfolios is a key reason for the transaction, state that up front and discuss the opportunities, risks, and potential adviser conflicts associated with it.

In addition, please consider adding a Q&A addressing potential adviser conflicts associated with this transaction. It is unclear, for example, how much incremental fees it will earn by moving the Target Fund assets to the higher base fee rate or what consideration, if any, the Boards of the Funds or advisers gave to this and similar conflicts in connection with the transaction.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 14 of Amendment No. 1.

80.

Comment: With respect to the “Comparison of Closed-End Funds and BDCs” table beginning on page 279, briefly clarify that MFIC’s asset coverage is 150% and explain what the closed end fund and BDC asset coverage percentages mean.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 302 of Amendment No. 1.

Please call David Blass at 202-636-5863, Jonathan Corsico at 202-440-2526 or me at 202-636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:

Gregory Hunt, Midcap Financial Investment Corporation
Kristin Hester, Midcap Financial Investment Corporation

David Blass, Simpson Thacher & Bartlett LLP

Jonathan Corsico, Simpson Thacher &Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP